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13015142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65864~~

8-68508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kapitall Generation, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 Centre Street, 6th Floor, Suite 7
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Reyes 916-801-1329
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/12/13

OATH OR AFFIRMATION

I Christopher Reyes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kapitall Generation LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

My Commission expires 4/30/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kapitall Generation, LLC

(A Wholly-Owned Subsidiary of Kapitall, Inc.)

(A Development Stage Company)

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	7,345
Clearing deposit		250,000
Prepaid expenses		28,844
Total assets	$	286,189
Liabilities and member's equity		
Accounts payable	$	19,837
Accrued expenses		18,000
Due to broker		41,273
Due to parent		28,829
Total liabilities		107,939
Member's equity		
Equity		1,233,127
Deficit accumulated during the development stage		(1,054,877)
Total member's equity		178,250
Total liabilities and member's equity	$	286,189

The accompanying notes are an integral part of this financial statement.

1. Organization, Nature and Status of Business

Kapitall Generation, LLC (a Wholly Owned Subsidiary of Kapitall, Inc.) (a development stage company) (the "Company") was organized on December 4, 2009, under the laws of the State of Delaware. The Company was incorporated under the original name Stereo Scope Securities, LLC, however, effective February 17, 2012, Stereo Scope Securities, LLC changed its name to Kapitall Generation, LLC. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On August 19, 2011, the Company became a member of the Financial Industry Regulatory Authority. The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

The Company has been in the development stage since its formation on December 4, 2009. The Company engages in on-line retail brokerage operations as introducing broker to its clearing firm Pershing, LLC. The Company commenced trading on a limited invitation-only basis (to "friends and family") in the fourth quarter of 2011 and opened to all customers beginning the first quarter of 2012.

The accompanying financial statements have been prepared on a basis, which assumes that the Company will continue as a going concern, and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company had commission revenue of $26,939 as of December 31, 2012 and incurred losses from operations since its inception, and has a deficit accumulated during the development stage amounting to $1,054,877 as of December 31, 2012.

The Company has received cash infusions from its parent company, Kapitall, Inc. in 2011 and continues to rely on such support, if available. The parent company, Kapitall, Inc. is actively seeking additional financing in the form of either debt and/or equity to support its anticipated working capital needs. During 2012, the parent company Kapitall, Inc., has forgiven $517,766 of amounts owed to it by the Company, and it expects further forgiveness of amounts owed.

There can be no assurance that the Company will be able to meet its expectations and that the parent company Kapitall, Inc., can obtain financing. If such expectations are not met and the parent company Kapitall, Inc., does not obtain additional financing, the Company anticipates that existing working capital would not be sufficient to satisfy its operating cash flow requirements. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
As a limited liability company, the Company is not liable for federal or state income taxes. Each member is responsible to report separately his distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state, or local taxing authorities since inception.

Working Capital Contributions
The parent company Kapitall, Inc. intends to continue to provide working capital to meet operational and regulatory requirements. However, as previously noted, Kapitall, Inc. is actively seeking additional financing in the form of either debt and/or equity financing to support its anticipated working capital needs.

3. Administrative Service Agreement

The Company entered into an administrative service agreement with its parent company, Kapitall, Inc. whereby the parent agrees to furnish to the Company, administrative and other services and to pay certain expenses of the Company. The parties will formally document such expenses as additional capital contributions by Kapitall, Inc. to the Company or the Company will accrue such expenses as a liability on its books. For the period December 31, 2012, the Company was charged approximately $307,358 for these expenses. At December 31, 2012, the balance due to Kapitall, Inc. was $28,829.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1, during the first year of operation.

At December 31, 2012, the Company had net capital, as defined, of $149,406 which was $142,210 in excess of its required net capital of $7,196. Aggregate indebtedness at December 31, 2012 was $107,939. The ratio of aggregate indebtedness to net capital was 0.72 to 1.

5. Stock Based Compensation

In August 2011, the Board of the parent company, Kapitall, Inc. granted options to purchase common shares of Kapitall, Inc. to certain officers and other employees of the Company. Each option has an exercise price of $2.64, which approximated the fair value of the common shares at the date of the grant. All of the options granted have an expiration date ten years from the vesting commencement date and vest over a five-year period, with 25% vesting on the one-year anniversary of the grant and the remaining amount vesting ratably 1/48th at the end of each successive month.

Compensation expense for options issued is allocated to the Company by the parent company and is based on fair value at the date of grant. During the year ended December 31, 2012, $8,993 of option related expense was allocated to the Company. A further $23,687 will be amortized to compensation expense over the vesting period.

6. Subsequent Events

The Company has evaluated subsequent events through February 27, 2013, the date the financial statements was available for issuance.

* *

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Member
of Kapitall Generation, LLC
(a Wholly-Owned Subsidiary of Kapitall, Inc.)

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Kapitall Generation, LLC, (a Wholly-Owned Subsidiary of Kapitall, Inc.) (a development stage company) (the "Company") as of December 31, 2012, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kapitall Generation, LLC(a Wholly-Owned Subsidiary of Kapitall, Inc.) (a development stage company) (the "Company") as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Kapitall Generation, LLC

Uncertainty Regarding Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified to that matter.

WeiserMazars LLP

February 27, 2013
Woodbury, NY